SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For August 02, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                            Bank of Ireland Group


                        20-F Filing - NYSE Announcement



Bank of Ireland announces that it has filed its 20-F for the year to 31 March 2007 with the SEC.


This is available on its website at the link below, or in hard copy, free of charge, by request to the Group Secretary's Office at Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.


Website link - http://www.bankofireland.ie/html/gws/investor_information/ index.html



Contacts:


John Clifford, Group Secretary +353 1 6043400




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 02 August 2007